UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person	2. Issuer Name **and** Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)			
Dover, Willard D.	**FPL Group, Inc. (FPL)**	X	Director		10% Owner
			Officer (give title below)		Other (specify below)
(Last) (First) (Middle)	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year **January 2, 2003**			
Niles, Dobbins, Meeks, Raleigh & Dover 2601 E. Oakland Park Blvd., Suite 400			7. Individual or Joint/Group Filing (Check Applicable Line)		
(Street)		5. If Amendment, Date of Original (Month/Day/Year)	X	Form filed by One Reporting Person	
Fort Lauderdale, FL 33306					
(City) (State) (Zip)			Form filed by More than One Reporting Person		

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code		4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s)	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			Code	V	Amount	A or D	Price			
Common Stock	1/02/03	- -	A [1]		700	A	- -	3,800	D	
Common Stock	- -	- -	- -	- -	- -	- -	- -	100	I	**By Daughter**

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (*e.g.*, puts, calls, warrants, options, convertible securities)										
1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Trans-action Date (Month/Day/Year)	3A. Deemed Execu-tion Date, if any (Month/Day/Year)	4. Trans-action Code	5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned Following Reported Trans-action(s)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership
				Code	V	A	D	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

(1) Restricted stock grant made pursuant to the FPL Group, Inc. Non-Employee Directors Stock Plan.

DENNIS P. COYLE
Signature of Reporting Person

January 3, 2003
Date